As filed with the Securities and Exchange Commission on April 16, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

42226B105
(CUSIP Number of Class of Securities)

W. Todd Jensen
Chief Executive Officer and President
Healthcare Trust, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$3,024,500(a)	$376.55(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,274.35	Filing Party:	Healthcare Trust, Inc.

Form or Registration No.:	005-89596	Date Filed:	March 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2018 as amended by Amendment No. 1 thereto filed with the SEC on April 4, 2018 (as amended by this Amendment No. 2, the “Schedule TO”). This Schedule TO relates to the offer by Healthcare Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 230,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $23.9 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $13.15 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2018 (the “Original Offer to Purchase”), as amended and supplemented by Amendment and Supplement No. 1 thereto, dated April 3, 2018 (“Supplement No. 1” and, together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO and the Offer to Purchase to reflect an amendment to the Offer to Purchase to extend the expiration date from April 30, 2018 to May 1, 2018 and other updates. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 9.

The first sentence of the third paragraph of the cover letter to Supplement No. 1 is hereby amended and restated as follows:

“Unless extended or withdrawn, the Offer, proration period and withdrawal rights will expire at 11:59 p.m. Eastern Time, on May 1, 2018 (the “Expiration Date”).

Each other reference to the Expiration Date of  “April 30, 2018” in the Offer to Purchase is hereby amended by replacing it with “May 1, 2018.”

The third, fourth and fifth paragraphs under the heading “Important” of Supplement No.1 are hereby amended and restated as follows:

“If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 2 of the Original Offer to Purchase. You may tender your Shares using the Letter of Transmittal you previously received and following the procedures for tendering Shares set forth in the Original Offer to Purchase and the Letter of Transmittal. If you no longer have the Letter of Transmittal you should have previously received in the mail, please contact DST, the Information Agent for the Offer, by telephone toll free at 866-902-0063 to request a new copy. If you have previously tendered your Shares, and you do not wish to withdraw the tender of all or any portion of those Shares, you do not need to take any further action.

If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those Shares, please follow the procedures for withdrawal of tendered Shares, as set forth in Section 4 of the Original Offer to Purchase.

If you have previously tendered Shares, and you wish to increase the number of Shares tendered, please submit a new and later-dated Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 2 of the Original Offer to Purchase, as amended by this Supplement, or, if you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must follow the procedures given to you by such broker, dealer, commercial bank, trust company, custodian or other nominee or contact such party and request that your prior instructions with respect to your tendered Shares be changed.”

The first paragraph under the heading “Amendments to Specific Provisions — 11. Plans and Proposals” of Supplement No. 1 is hereby deleted.

The second paragraph under the heading “The Offer — 13. Certain Information About the Company – Recent Securities Transactions” of the Offer to Purchase is hereby amended and restated as follows:

“Between January 1, 2018 and April 2, 2018, pursuant to the DRIP, the Company issued 745,336 Shares at $21.45 per Share, equal to the then current Estimated Per-Share NAV.”

The list of SEC filings under the heading “The Offer — 13. Certain Information About the Company — Incorporation by Reference” of the Offer to Purchase is hereby amended to add the following bullet points:

“	• Our Definitive Proxy Statement on Schedule 14A, filed on April 5, 2018; and

• Our Current Report on Form 8-K, filed on April 16, 2018.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(1)(H)	Press Release, dated April 16, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on April 16, 2018)
(d)(O)	First Amendment to Amended and Restated Property Management and Leasing Agreement, dated as of April 10, 2018, by and among Healthcare Trust, Inc., Healthcare Trust Operating Partnership, L.P., and Healthcare Trust Properties, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on April 16, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2018

Healthcare Trust, Inc.

By:	/s/ W. Todd Jensen
W. Todd Jensen
Chief Executive Officer and President

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